

December 12, 2024

Andy Cheung
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

> **Re: Commercial Vehicle Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-34365**

Dear Andy Cheung:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing

cc: Aneezal Mohamed, Chief Legal Officer